

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2020

Patty Allen
Chief Financial Officer
Zafgen, Inc.
3 Center Plaza, Suite 610
Boston, Massachusetts 02108

> **Re: Zafgen, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 6, 2020**
> **File No. 001-36510**

Dear Ms. Allen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Goodman, Esq.